LAW OFFICES
Thompson, Welch, Soroko & Gilbert llp
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

December 29, 2015

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	OncoCyte Corporation
Amendment No. 2 to Form 10-12B
File No. 001-37648

Dear Ms. Hayes:

This letter is being submitted on behalf of OncoCyte Corporation in connection with the filing of Amendment No. 2 to Form 10-12B (001-37648).  Amendment No. 2 includes the definitive Information Statement and reflects the following revisions from the Preliminary Information Statement contained in Amendment No 1 to the Form 10:  (a) in the financial statements, line items that were previously labeled “available-for-sale securities” are now labeled “BioTime shares held as available for sale securities;” (b) the date of the audit report with reference to the subsequent event note on page F-2, and the date of the subsequent event notes on pages F-22 and F-43 of the financial statements, have been updated to December 29, 2015, and (c) on page 82 the residual reference to Excluded Jurisdictions has been deleted.

OncoCyte has previously submitted a request to have the Form 10 declared effective on December 30, 2015.

Please direct all correspondence and communications with respect to the Form 10 to the undersigned.

Very truly yours,

/s/Richard S. Soroko

Richard S. Soroko